UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number: 333-109298-01

Wachovia Asset Securitization Issuance, Inc.
(with respect to Asset_Backed Notes, Series 2003-HE3)

(Exact name of registrant as specified in its charter)

301 South College Street, Suite D Charlotte, NC 28288-5578; PH# (704) 383-6118

(Address, including zip code and telephone number, including area code, of registrant's principal executive offices)

Wachovia Asset Securitization Issuance, Inc.,

Asset_Backed Notes, Series 2003-HE3

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place and X in the box(es) to designate the appropriate rule provision(s) relied upon to Terminate or suspend the duty to file reports

Rule 12g-4(a)(1)(i) [ ] Rule 12g-4(a)(1)(ii) [ ] Rule 12g-4(a)(2)(i) [ ] Rule 12g-4(a)(2)(ii) [ ]	Rule 12h-3(b)(1)(i) [ X ] Rule 12h-3(b)(1)(ii) [ ] Rule 12h-3(b)(2)(i) [ ] Rule 12h-3(b)(2)(ii) [ ] Rule 15d-6 [ X ]

Approximate number of holders of record as of the certification or notice date: 16

Pursuant to the requirements of the Securities Exchange Act of 1934 Wachovia Bank, National Association, as servicer on behalf of Wachovia Asset Securitization Issuance, Inc., Asset_Backed Notes, Series 2003-HE3 has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 31, 2006	By: /s/ Patricia Glemba Name: Patricia Glemba Title: Trust Officer